Exhibit 99.1

VivoPower International PLC Announces Successful Shareholder Loan Refinancing

LONDON, January 8, 2021 (GLOBE NEWSWIRE) -- VivoPower International PLC (NASDAQ: VVPR, the “Company”), is pleased to announce it has refinanced its debt with its major shareholder AWN Holdings Limited (“AWN”).

The loan’s current outstanding principal of US$23.3 million, which was due to be repaid in full by March 31, 2022, shall now carry a new maturity date of June 30, 2026. An initial principal payment of US$2.19 million shall be paid within fourteen days of document execution followed by sixty equal monthly principal installments commencing July 1, 2021.

The effective interest rate on the loan will be reduced from 12% to 8.8% per annum.

VivoPower’s Audit and Risk Committee chairman, William Langdon commented “The independent directors of VivoPower are pleased to have reached agreement with the independent directors of AWN in relation to the new terms of the shareholder loan. These terms reflect the improved credit profile of VivoPower as well as AWN’s long term commitment to supporting the transformational growth of VivoPower. We believe that it will also reduce the interest costs of VivoPower and enable the Company to undertake the necessary investment to scale up its sustainable energy solution (SES) business, incorporating Tembo electric vehicles to meet customer demand.”

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com